UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ollie Gray, LLC

Legal status of issuer

    Form
    Limited Liability Corporation

    Jurisdiction of Incorporation/Organization
    North Carolina

    Date of organization
    July 13, 2015

Physical address of issuer
1819 Charlotte Dr. Suite 200, Charlotte, NC 28203

Website of issuer
http://www.olliegraybras.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A Preferred Stock

Target number of Securities to be offered
5,761

Price (or method for determining price)
$4.34

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
October 2, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$238,590	$183,692
Cash & Cash Equivalents	$134,006	$85,131
Accounts Receivable	$0	$0
Short-term Debt	$280,315	$110,465
Long-term Debt	$63,371	$72,585
Revenues/Sales	$718,227	$463,371
Cost of Goods Sold	$401,480	$227,799
Taxes Paid	$0	$0
Net Income	$-99,295	$-140,826

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 28, 2020

Ollie Gray, LLC



Up to $1,000,000 of Series A Preferred Stock

Ollie Gray, LLC ("Ollie Gray", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series A Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 2, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by October 2, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 25, 2020 will be permitted to increase their subscription amount at any time on or before October 2, 2020. upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after September 25, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 2, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.olliegraybras.com/pages/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/olliegray

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Ollie Gray, LLC ("the Company") was incorporated on July 13, 2015 under the laws of the State of North Carolina, and is headquartered in Charlotte, North Carolina. Before the Initial Closing may occur, the Company, which is a limited liability company organized in North Carolina, shall convert into a corporation. The successful conversion of the Company into a corporation, with filing of the Company's amended and restated articles of incorporation with the Secretary of State of North Carolina is a condition precedent to the Initial Closing.

The Company is located at 1819 Charlotte Dr. Suite 200, Charlotte, NC 28203

The Company's website is http://www.olliegraybras.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/olliegray and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series A Preferred Stock being offered	$25,000
Maximum amount of Series A Preferred Stock	$1,000,000
Purchase price per Security	$4.34
Minimum investment amount per investor	$1,000
Offering deadline	October 2, 2020
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 14, 15, 16, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The DTC Maternity Wear market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, managers or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, managers, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company , the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has engaged in related party transactions. The Company received cash proceeds of $60,000 for a note issued to a related party during the year ended December 31, 2019. The notes bear interest at 10% and matures in February 2021. The note requires monthly payments of $3,667 over the life of the loan. Additionally, in February of 2020, the Company executed a promissory note agreement for cash proceeds of $35,000 to a related party.

The Company has not filed a Form D for its prior offering from 2016. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company currently has approximately $92,442.77 in secured debt as of December 31, 2019. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founders. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan personally guaranteed by the founders.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $240,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Risks Related to the Securities

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 87% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series A Preferred Stock may be subject to dilution. Purchasers of Series A Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series A Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series A Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series A Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
The new mom is strong, active and health conscious. Ollie Gray is here for those types of moms. Our mission is to create innovative Maternity Wear, expand on existing staples and connect with the motherhood community.

Business Plan
The Maternity Wear space has struggled to keep up with the new mom - active, empowered, fashion conscious and connected. Because of this, new moms are being underserved and do not have a reliable, full-service resource to turn to.

Through design and functionality, strategic partnerships and engaging branding, Ollie Gray produces innovative, fashionable, and functional Maternity Wear products and accessories for women that are pregnant. The evolution of the product line will result in a one-stop shopping experience for pre and postpartum moms, which will see them through their journey before, during and after pregnancy.

4 million babies will be born this year in the US, 85% of which will be breastfed. 62% of these moms will also find use of a breast pump beneficial. Intimates, Bottoms, Tops and Dresses are most popular within the Maternity Wear market.

Our first product launch focused on premium nursing and pump bras. With over 30k units sold and $1.5mil+ in net revenue, we look to expand our product offering and increase market-share. Currently D2C with only one product offering, Ollie Gray plans to add 3 new lines in 2020.

Currently there is no industry leader domestically within the Maternity Wear space - quite surprising considering a $18.5B market size worldwide with an estimated target growth of $24.5B by 2025. North America makes up approximately $4.5B of the market. The two largest providers of Maternity Wear are UK based.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Inventory	50%	50%	35%
Advertising Initiatives	30%	30%	28%
Sales & Marketing	20%	20%	35%
Product Development	0%	0%	3%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Kate Rech	Co-Founder	Responsible for: R&D - Product, Consumer Facing Relations

Bryce Rech	Co-founder/CEO	Responsible for: Brand Direction, Supply Chain Management, Customer Service Management, Vendor Relations

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,000,000	Yes	N/A	100%	N/A
Warrant	14,000	N/A	N/A	0%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Notes	Danny P. Ziegler	$100,000	8%	Monthly over 5 years	N/A	June 15, 2018	Personally guaranteed (90% by founders)
Convertible Notes	Alex Sloane	$60,000	10%	Monthly over 18 months	N/A	September 15, 2019	Personally guaranteed by founders

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Bryce & Kate Rech	Common Shares	90%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Ollie Gray, LLC ("the Company") was incorporated on July 13, 2015 under the laws of the State of North Carolina, and is headquartered in Charlotte, North Carolina.. The Company manufactures fashionable maternity wear, specifically bras, for women who are or are preparing to be mothers.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $59,675.14 in cash on hand as of 5/31, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
See above debt chart for Convertible Notes issued.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information rights; and
- a right of first refusal for the transfer of Series A Preferred Units by a key holder, if the Company does not exercise that right.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Series A Preferred Stock in the Regulation D offering converts under similar terms to the Series A Preferred Stock in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Series A Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions

Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series A Preferred Stock

Dividend Rights
Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series A Preferred Stock is outstanding, holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series A Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series A Preferred Stock.

The Series A Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series A Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series A Preferred Stock Investment Agreement
Under the Series A Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred

Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series A Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series A Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $205,603 and $54,284, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of

the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Katherine Rech

_____
(Signature)

Katherine Rech

_____
(Name)

Founder

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Katherine Rech

_____
(Signature)

Katherine Rech

_____
(Name)

CEO

_____
(Title)

July 28, 2020

_____
(Date)

/s/ Bryce Rech

_____
(Signature)

Bryce Rech

_____
(Name)

CEO

_____
(Title)

July 28, 2020

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



OLLIE GRAY, LLC
A North Carolina Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

OLLIE GRAY, LLC

Years Ended December 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Ollie Gray, LLC
Charlotte, North Carolina

We have reviewed the accompanying financial statements of Ollie Gray, LLC ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

June 2, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

OLLIE GRAY, LLC
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

	2019	2018
Assets		
Cash and cash equivalents	$ 134,006	$ 85,131
Inventory, net	104,584	87,877
Prepaid expenses	-	10,684
Total assets	$ 238,590	$ 183,692
Liabilities and members' equity		
Current liabilities		
Accounts payable	$ 118,994	$ 53,898
Accrued expenses	10,746	16,513
Notes payable, current portion	110,575	40,054
Notes payable, related party, current portion	40,000	-
Total current liabilities	280,315	110,465
Notes payable, noncurrent portion	53,371	72,585
Notes payable, related party, noncurrent portion	10,000	-
Total liabilities	343,686	183,050
Commitments and contingencies	-	-
Total members' equity	(105,096)	642
Total liabilities and members' equity	$ 238,590	$ 183,692

See independent accountants' review report and accompanying notes to the financial statements.

2

OLLIE GRAY, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2019 and 2018
(unaudited)

	2019	2018
Sales, net	$ 718,227	$ 463,371
Cost of goods sold	(401,480)	(227,799)
Gross profit	316,747	235,572
Operating expenses		
Advertising and marketing	316,649	196,314
General and administrative	78,488	160,605
Professional fees	5,950	8,700
Contractors	4,749	6,250
Total operating expenses	405,836	371,869
Loss from operations	(89,089)	(136,297)
Other expense		
Interest expense	10,206	4,529
Total other expense	10,206	4,529
Net loss	$ (99,295)	$ (140,826)
Changes in members' equity		
Beginning members' equity	$ 642	$ 131,468
Capital contributions	-	10,000
Distributions to members	(6,443)	-
Net loss	(99,295)	(140,826)
Ending members' equity	$ (105,096)	$ 642

See independent accountants' review report and accompanying notes to the financial statements.

OLLIE GRAY, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (99,295)	$ (140,826)
Changes in operating assets and liabilities:		
Inventory	(16,707)	(22,639)
Prepaid expenses	10,684	55,316
Accounts payable	65,096	53,898
Accrued expenses	(5,767)	12,515
Net cash used by operating activities	(45,989)	(41,736)
Cash flows from financing activities		
Proceeds from issuance of debt	100,000	135,000
Payments on promissory notes	(48,693)	(52,278)
Proceeds from issuance of debt - related parties	50,000	-
Proceeds from member contributions	-	10,000
Distributions to members	(6,443)	-
Net cash provided by financing activities	94,864	92,722
Net decrease in cash and cash equivalents	48,875	50,986
Cash and cash equivalents, beginning	85,131	34,145
Cash and cash equivalents, ending	$ 134,006	$ 85,131
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ (10,206)	$ (4,529)
Income taxes	-	-
	$ (10,206)	$ (4,529)

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ollie Gray, LLC ("the Company") is a limited liability company organized on July 13, 2015 under the laws of the State of North Carolina, and is headquartered in Charlotte, North Carolina. Under the terms of the operating agreement, the Company will continue in perpetuity. The Company markets and sells a line of hands free nursing/pumping bras, as well as other fashionable maternity apparel.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from the sale of maternity apparel and recognizes revenue at the time the purchased items are shipped to the customer, when the Company's single performance obligation to deliver purchased inventory is satisfied.

Returns are recognized on the date the returned inventory is received by the Company.

5

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence and records an impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2019 and 2018, the Company determined no such impairment charge necessary.

The Company currently purchases all inventory from a single manufacturer/supplier. Loss of single this supplier could result in a severe short-term impact on the Company's operations.

At December 31, 2019 and 2018, inventory consisted only of completed merchandise units.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $316,649 and $196,314 in advertising costs, respectively.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the North Carolina jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

Recent Accounting Pronouncements

The Company is not aware of any recently issued accounting pronouncements that are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 2, 2020, the date these financial statements were available to be issued. The following transactions occurred subsequent to December 31, 2019:

- In February of 2020, the Company executed a promissory note agreement for cash proceeds of $35,000 to a related party.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $240,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – NOTES PAYABLE

The Company received cash proceeds of $90,000 and $35,000 from short-term loans issued during the years ended December 31, 2019 and 2018, respectively. interest to be paid over the lives of the loans is $9,600 and $5,250, respectively. Total interest expense recognized during years ended December 31, 2019 and 2018, which was recorded as interest. The $35,000 loan was paid in full in July 2019, and the $90,000 note matures December 2020.

The Company received cash proceeds of $100,000 for a note issued during the year ended December 31, 2018. The note bears interest at 8% and matures May 2023. The note requires monthly payments of $2,028 over the life of the loan.

The Company received cash proceeds of $60,000 for a note issued to a related party during the year ended December 31, 2019. The notes bear interest at 10% and matures in February 2021. The note requires monthly payments of $3,667 over the life of the loan.

Future minimum principal payments are as follows:

2020	$ 150,575
2021	30,820
2022	22,548
2023	10,004
2024	-
	$ 213,946

The Company recognized interest expense of $10,206 and $4,529 during the years ended December 31, 2019 and 2018, respectively.

NOTE 4 – MEMBERS' EQUITY

The Company currently has one single class of membership. During the years ended December 31, 2019 and 2018, there were $0 and $10,000 in capital contributions, respectively. During the years ended December 31, 2019 and 2018, there were $6,443 and $0 in capital distributions, respectively.

EXHIBIT C
PDF of SI Website


"The New Mom is strong, active, health conscious, and fashion focused. Ollie Gray is here for those type of Moms..."
– Kate Rech
ollie gray
olliegraybras.com

Invest in Ollie Gray

D2C premium Maternity Wear company changing the way women view undergarments, clothing, and accessories

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This presentation may contain forward-looking statements and information rela...

$1,000	$5,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

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Website: https://www.olliegraybras.com

Ollie Gray is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Ollie Gray without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Since hard launch in June '18, net Revenue has eclipsed $1.5+ Million with over 28K units sold (unaudited)
- Achieved 55% year over year growth from 2018 to 2019 (unaudited)
- Average 4.5 to 1 Ad Spend Return throughout 2018 and 2019 (unaudited)
- Over 21k Instagram followers, worn and featured by celebrities and influencers including Desiree Siegfried, Aaryn Williams, Laura Clery, Natalie Coughlin, Angelia Layton, Peta Murgatroyd, and Jenna Jameson
- Featured by the likes of PEOPLE, Women's Day, Popsugar, and more for innovative, fashionable, and functional maternity wear products and accessories

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Series A
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation: US $5,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

The new mom is strong, active and health conscious. Ollie Gray is here for those types of moms. Our mission is to create innovative Maternity Wear, expand on existing staples and connect with the motherhood community.

The Maternity Wear space has struggled to keep up with *the new mom* - active, empowered, fashion conscious and connected. Because of this, new moms are being underserved and do not have a reliable, full-service resource to turn to.

Through design and functionality, strategic partnerships and engaging branding, Ollie Gray produces innovative, fashionable, and functional Maternity Wear products and accessories for women that are pregnant. Our goal is for the evolution of the product line to result in a one-stop shopping experience for pre and postpartum moms, which will see them through their journey before, during and after pregnancy.

Our first product launch focused on premium nursing and pump bras. With over 30k units sold and $1.5mil+ in net revenue (unaudited), we are now looking to expand our product offering and increase marketshare. Currently D2C with only one product offering, we are aiming to add a minimum of 3 new lines in 2020, with a long-term goal of building an industry leading, full service Maternity Wear marketplace.

Both domestically and abroad, the hottest segment in retail is direct-to-consumer. This market is evolving quickly. Having direct control over every aspect of the shopping experience - product design, production, marketing and fulfillment, allows us to connect and become a trusted source for mothers during one of the biggest moments of their lives.

Gallery





Athleisure Inspired.
From lunges to lunch to nursing in between. The Anywhere Bra's versatility is unmatched.

Media Mentions

TODAY   POPSUGAR   Woman'sDay   sheknows

The Team

Founders and Officers



Kate Rech
CO-FOUNDER

Mother of two, wife, attorney, and on a mission to change the way moms view maternity wear. With undergraduate degrees in both Marketing and Spanish and class Valedictorian in law school, Kate has always been focused on differentiating herself from the pack. Upon building a successful law practice over the past 10 years in Charlotte, NC, Kate shifted her focus with the buildout of Ollie Gray and is the face of the company.



The Anywhere BraTM is her first flagship piece with a long line of products to come.



Bryce M. Rech
CEO

Father of two, husband, successful business owner and is deeper in the pumping and nursing bra woods than any man before him. Bryce's focus has always been on brand buildout. From a $200+mm real estate project sell-out, to building a successful restaurant and law firm, his diverse background has proved to be the perfect entrepreneurial spirit needed to lead the charge operationally for Ollie Gray.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series A
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $4.34
Pre-Money valuation:	US $5,000,000

Additional Terms

Closing conditions:	While Ollie Gray has set an overall target minimum of US $250,000 for the round, Ollie Gray must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Ollie Gray's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Advertising Initiatives   ● Inventory   ● Sales & Marketing   ● Advertising Initiatives   ● Inventory   ● Sales and Marketing

● Unspecified   ● Product Development

Investor Perks

For those who invest $1,000:

- Free Ollie Gray bra and quarterly investor email updates.

For those who invest $5000:

- All of the above plus $100 Ollie Gray gift card and access to annual investor call.

For those who invest $10,000:

- All of the above plus video meet and greet with CEO and co-founders.

For those who invest $25,000:

- All of the above plus yearly one on one investor video conference.

For those who invest $50,000:

- All of the above plus on-site photo shoot experience and dinner with Ollie Gray team.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Ollie Gray's prior rounds by year.



$750000 ●

|_____|_____|
Other Friends & Family (Common)   Current Series A (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Other	
Round Size	US $75,000
Closed Date	Jun 1, 2016
Security Type	Common Equity
Pre-Money valuation	US $750,000

Market Landscape



North American Maternity Wear Market Size 2015-2025

Ollie Gray looks to capture the attention of *all* new moms. We market to a variety of demographics and have drawn one conclusion - if it makes a mom's life easier, comfortable and more functional, they will be loyal to brand. Our focus adds the key ingredient of *fashionable* to this mix.

Currently there is no industry leader domestically within the Maternity Wear space - quite surprising considering a $18.5B market size worldwide with an estimated target growth of $24.5B by 2025. North America makes up approximately $4.5B of the market. The two largest providers of Maternity Wear are UK based.

Why Bras? 4 million babies will be born this year in the US, 85% of which will be breastfed. 62% of these moms will also find use of a breast pump beneficial. The need for an effective nursing and pump bra is ever so apparent. Currently, intimates, bottoms, tops and dresses are the most popular Maternity Wear pieces. A key to Ollie Gray's success will be transforming and leading the conversation on what is popular within the space.

Many companies use the phrase "the lululemon of X" if they bring something new to market. Ollie Gray has been described in this way, but internally, we look at things differently. Lululemon launched with one product, leggings. Leggings were not new to the world - ask anyone in the 80's. Lulu perfected the legging. They gave it new meaning. They made it fashionable. But what they ultimately did so well, was to turn the momentum of their legging success into fanatically, loyal followers. Nursing and Pump Bras are our anchor. We look to build loyal followers with focus on function and style, as well as transparent, relative branding. Simply put, we want our customers connecting with us asking *"what's next?"*

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The DTC Maternity Wear market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, managers or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, managers, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has engaged in related party transactions. The Company received cash proceeds of $60,000 for a note issued to a related party during the year ended December 31, 2019. The notes bear interest at 10% and matures in February 2021. The note requires monthly payments of $3,667 over the life of the loan. Additionally, in February of 2020, the Company executed a promissory note agreement for cash proceeds of $35,000 to a related party.

The Company has not filed a Form D for its prior offering from 2016. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company currently has approximately $92,442.77 in secured debt as of December 31, 2019. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founders. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan personally guaranteed by the founders.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $240,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (2 files)	Mar 30, 2020	Folder
> 🗀 Fundraising Round (1 file)	Mar 30, 2020	Folder
> 🗀 Miscellaneous (4 files)	Mar 30, 2020	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Ollie Gray

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Ollie Gray. Once Ollie Gray accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Ollie Gray in exchange for your securities. At that point, you will be a proud owner in Ollie Gray.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Ollie Gray has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Ollie Gray does not plan to list these securities on a national exchange or another secondary market. At some point Ollie Gray may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Ollie Gray either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Ollie Gray's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Ollie Gray's Form C. The Form C includes important details about Ollie Gray's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



ollie gray

olliegraybras.com

"The New Mom is strong, active, health conscious, and fashion focused. Ollie Gray is here for those type of Moms..."

– Kate Rech



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Our Mission

ollie gray




Create
innovative Maternity Wear.




Expand
the functionality and design of existing staples.



Connect
with the motherhood community.



Problem: Lack of reliable, full-service resource



The Maternity Wear space has struggled to keep up with the *new mom* - active, empowered, fashion conscious and connected. Because of this, new moms are being underserved and do not have a reliable, full-service resource to turn to in the space of Maternity Wear.

"None of that, though, keeps me up Googling all hours of the night. Finding maternity clothes that are comfortable for ballooning girth while still being cute(-ish) does."
-Vox.com

"The bump is a coveted accessory to flaunt, now more than ever...it's "the ultimate style statement."
-Bump It Up

"Deciding to look like a slob during pregnancy is a choice. Adapting who I was to pregnancy — in fashion, at work, at home — kept me feeling positive during my pregnancies."
– Vogue Editor

"Dressing an unfamiliar body is hard, rationalizing a financial investment in a temporary wardrobe is stressful."
- Vox.com

"Fashion doesn't want to acknowledge women with changing figures, "You don't necessarily have to be ostracized from fashion during this moment."
– Founder of Hatch

"You had to go down to the basement to find the maternity department, and you felt like an outcast." – *Saks Fifth Marketing Director*

ollie gray

Solution: One stop shopping experience for pre and postpartum mothers

Through design and functionality, strategic partnerships and engaging branding, Ollie Gray aims to produce innovative, fashionable, and functional Maternity Wear products and accessories. The goal of the evolution of the product line is to create a one-stop shopping experience for pre and postpartum mothers, domestically and abroad.

Strategic Partnerships



willow

MADELYN'S FUND

Design and Functionality

Branding:
Laura Clery



over 5 mil views

Fashionable Maternity Wear





AS SEEN IN

People

PREGNANCY & newborn

POPSUGAR.

sheknows

WomansDay

ollie gray

Providers

Strong Foundation for Optimal Growth

Branding and Marketing:



Ollie Gray has partnered with multiple agencies to create strategies and advertising initiatives that include but are not limited to - Brand Strategy & Identity Development, Website & Development, Digital Marketing, Advertising, Ecommerce, Social Strategy & Management, Public Relations, Media Planning, Placement, and Stewardship.

Design:



Ollie Gray has partnered with a broad network of designers across the world to create The Anywhere Bra™ and future products. Our designers have experience in the following areas - computer-assisted illustration, tech packs, graphic design, fittings and grading, bra pad molding, and raw material and component sourcing. Along with Ollie Gray, our design teams interface directly with providers, including overseas suppliers, even traveling to onsite meetings to support product development needs.

Distribution & Warehousing:



Ollie Gray currently partners with a distribution center in Fort Mill, SC providing Third Party Logistics (3PL) services and secondary/tertiary packaging to pharmaceutical, life science, and healthcare companies. Its' operational focus is to provide an entire range of third party logistics: D2C, retail, and wholesale distribution, as well as providing secondary packaging, hand assembly, and knitting. This partnership provides integrated third-party logistics, inventory management and the highest level of quality and service for Ollie Gray moms.

Manufacturer:



Ollie Gray currently partners with Taiwan and Sri Lanka based manufacturers capable of managing high production needs as it continues to grow. With a combined 50+ years of experience, its manufacturing partners have worked with some of the most distinguished international performance brands: Spanx, Nike, Adidas, The North Face, Lilly Pulitzer, Urban Outfitters (Without Walls & Free People), Champion, Fila, Asics, J. Lindeberg, Lucy, Sweaty Betty, Prana, Title 9, Orca, T, Kappa.

ollie gray

The Anywhere Bra™

"Ollie Gray aims to become the industry leader in maternity wear. First up - Bras!"



85% (3.4M)
of babies born will be breastfed



Wholesale



D2C

"Focusing on products that are essential to new moms is key!"
-Kate Rech

✦ Tagless design for comfortable everyday wear

✦ Adjustable straps

✦ Slim bra design for forget-it's-there wear

✦ V-neck front accommodates nearly any wardrobe

✦ Underwire-free

✦ Antimicrobial, SPF 50, moisture-wicking, privacy cloth included with each bra

✦ Seamless cups

✦ Several exciting patterns and classic colors to fit your style

The Janie
The Bitsy
The Flynn
The La La
Nude
White
Black

ollie gray











The Competition

CAKE MATERNITY

the dairy fairy
ingenious intimates for mama's milk

KINDRED BRAVELY

medela

STORQ

simple wishes®
simple wishes, simple solutions

bravado!® DESIGNS NURSING BRAS

The competition has:

- ✗ Outdated functionality
- ✗ Old-fashioned design
- ✗ Lack of 2-in-1
- ✗ Predictable branding
- ✗ Size restrictions
- ✗ Low social media presence
- ✗ No industry leader

Ollie Gray has:

- ✓ The Anywhere Bra™
- ✓ Prints, Adaptable Fabric, Anti-Microbial
- ✓ Pumping and Nursing Seamlessly
- ✓ Design Partnerships, Influencers, No Red Tape
- ✓ Plus Size Release in 2020
- ✓ Mission/Focus for Ollie Gray
- ✓ Full Service Strategy

ollie gray

Market Overview

✦ $18.5B Worldwide 2018 and $24.5B by 2025

North America Maternity Wear Market Size, By Product, 2015-2025 (USD Billion)



4.8 4.9

'15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25

● Outerwear ● Innerwear ○ Nightwear



4 million babies will be born in 2019



62% (2.5M) will find the use of a breast pump beneficial



85% (3.4M) new moms will choose to breastfeed



$24.5B estimated market size in the maternity wear space by 2025



MATERNITY MARKET

Dresses · Tops · Bottoms · Intimates · Intimates · Intimates

● Outerwear ● Swim ● Hosiery ● All-in-ones ● Accessories

ollie gray



















Company Overview: Inception to Present

Total number of units sold: 30,000

2016

KICKSTARTER

Do We Have A Good Idea?

OCTOBER
Kickstarter Campaign
330% Funded

2017

JANUARY
Pre-Order Chaos

JUNE
Listen, Listen & Listen
Some More

Soft Launch

2018

JUNE
Houston We
Have Lift Off

Hard Launch

2019

JANUARY
Sharpen The Pencil
COGS Metrics & Refinement

OCTOBER
Wholesale and
Product Expansion

ollie gray NOT FOR DISTRIBUTION 10

Social Media Metrics
Leading the Pack



4.37%
Ollie Gray purchase rate

3.26%
Benchmark purchase rate

 **Google** AdWords

3.4%
Ollie Gray purchase rate

2.81%
Benchmark purchase rate

4.70
Ollie Gray Campaign ROAS

4
E-commerce Campaign ROAS

150+
ORGANIC INFLUENCER ENDORSEMENTS

20k
INSTAGRAM FOLLOWERS

6k likes
ON FACEBOOK

ollie gray



Total Sales

2018 Revenue = $460k
2019 Revenue = $750K



$125k

100k

75k

50k

25k

0

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

● 2018   ● 2019

✦ CAC Monthly Avg $33   ✦ Return Rate 7.5%   ✦ Successful Kickstarted Campaign in 2016 – 330% funded

ollie gray

NOT FOR DISTRIBUTION

What Lies Ahead for Ollie Gray



1 BRAS & INTIMATES
(available now)



$4.2B by 2025
US Market Size



2 UNDISCOVERED & COMPLEMENTARY MATERNITY PRODUCTS





$24.5B by 2025
Worldwide Market Size

3 MATERNITY WEAR





ollie gray

Ollie Gray P&L

Forecasting The Next 48 Months

	2020	2021	2022	2023
Retail Units	22,089	98,200	250,000	500,000
Wholesale Units	1,800	12,600	30,000	60,000
Retail Revenue	1,468,919	5,494,302	13,987,524	27,975,049
Less: Discounts/Returns/etc.	$ (124,810)	(554,635)	(1,412,002)	(2,824,004)
Retail Net Revenue	$ 1,344,108	4,939,668	12,575,522	25,151,045
Purchase Orders	$ (592,039)	(1,575,484)	(4,010,904)	(8,021,808)
Retail Gross Profit	$ 752,070	3,364,184	8,564,618	17,129,237
Wholesale Gross Profit	$ 75,600	156,600	372,857	745,714
Total Gross Profit	$ 827,670	3,520,784	8,937,476	17,874,951
Operating Expenses				
Receiving Expenses	$ (3,000)	(12,000)	(12,000)	(12,000)
Strategic Initiatives	$ (178,000)	(205,000)	(520,000)	(1,040,000)
Shipping	$ (143,603)	(638,300)	(1,625,000)	(3,250,000)
Advertising	$ (337,125)	(1,367,593)	(3,481,651)	(6,963,301)
Marketing	$ (36,000)	(411,000)	(1,046,334)	(2,092,667)
SG&A	$ -	(120,000)	(150,000)	(200,00)
Misc	$ (30,000)	(30,000)	(30,000)	(30,000)
Total OPEX	$ (727,728)	(2,783,893)	(6,864,984)	(13,587,968)
Total Operating Income	$ 99,942	736,890	2,072,491	4,286,983
Less: Debt Repayments	(186,500)	(51,500)	(51,500)	(51,500)
Total Cash Flow	(86,558)	685,390	2,020,992	4,235,483

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions



Retail Price
$68
Retail Price
$65

Road Map To Success

2020



MAY
Pre-seed
Fundraise

JULY
Seedinvest
Fundraise

AUGUST
Plus Size
Production Starts

SEPTEMBER
Team Buildout

NOVEMBER
Ad-spend expansion/
plus size launch

DECEMBER
Finalize New Product
Selections

MARCH
New Product
Release



Kate Rech

Mother of two, wife, attorney, and on a mission to change the way moms view maternity wear. With undergraduate degrees in both Marketing and Spanish and class Valedictorian in law school, Kate has always been focused on differentiating herself from the pack. Upon building a successful law practice over the past 10 years in Charlotte, NC, Kate shifted her focus with the buildout of Ollie Gray and is the face of the company. The Anywhere Bra™ is her first flagship piece with a long line of products to come.



Bryce Rech

Father of two, husband, successful business owner and is deeper in the pumping and nursing bra woods than any man before him. Bryce's focus has always been on brand buildout. From a $200+mm real estate project sell-out, to building a successful restaurant and law firm, his diverse background has proved to be the perfect entrepreneurial spirit needed to lead the charge operationally for Ollie Gray.



ollie gray

www.olliegraybras.com

Headquarters
1819 Charlotte Drive, Suite 200
Charlotte, NC 28203

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

Ollie Gray + Madelyn's Fund
https://www.youtube.com/watch?v=hO654smjUkk

I felt that something was wrong because I was completely miserable, so early on in the pregnancy I couldn't breathe. We went in, everyone starts whispering, they go out in the hall, sure enough they came back in and said “we need to take him now, it's more of an emergent situation than we are expecting.” You know, everybody delivers around 40 weeks, so to find out we're having him in two hours, my heart was pounding and it was just like “are they gonna survive?” Being a parent of a premature baby is difficult. Every day is very very hard, it's extremely emotional, I cry every day. As a mother, I feel like I should be the one taking care of my kid when he's not feeling well and there's times where they're like “oh you can't touch him for seven days.” Tears are constantly being cried, this is hard.

Madelyn's Fund partnering with Ollie Gray is a really natural fit. Madelyn's Fund is a nonprofit that works in Charlotte. To help NICU families sort of ease the burden of the stresses that can come with a NICU stay. We didn't have the funds to get to where we were, to move forward, for our sons. So Madelyn's Fund has benefited us tremendously. They've helped with food, they've helped with the gas for us, it's like a huge one. Madelyn's Fund let us get our feet back under us and move forward, and it's just made this process, it's been really really difficult, a whole lot better. A lot of NICU moms are choosing to breastfeed and pumping is really the only option with a child and the NICU. So, having a comfortable and functional nursing bra is really a need. We're here at our local distribution center for Ollie Gray, we've partnered with Madelyn's Fund and we're packing up bras to deliver them to some local NICUs for mothers of premature babies.

Now having a medically complex child, breast milk was even more important to me because I want him to have as little issues and illnesses as possible down the road, because he's already gonna have a hard enough time. But the process of pumping is not exactly fun. One of the things with our bras is that we want for mom to feel good, we want for mom to feel like herself again at a time when sometimes it's hard to do that. The bras hold the pumps, that is the best thing right there. I will be able to have hands-free to do other things. It's not only the financial assistance that Madelyn’s Fund is able to provide, but a product that's going to be really great for them for months to come. It's just a perfect fit to have a company that is a non-profit giving back to the community is exactly what we've been looking for. We're so excited to partner with Madelyn’s Fund. Join us by heading over to olligraybras.com and clicking on the link for Madelyn’s Fund.

Breastfeeding Mom Life
https://www.youtube.com/watch?v=UkJDx0xmkuA

Like why is it so hard to put the toilet seat down. What is so funny? What about this is funny? If this is offending you, you've been staring too long. My breast milk brings all the babies to the yard and they're like it's better than yours, damn right it's better than yours, I could pump for you but I'd have to charge. Think you could not scratch my face up while I'm trying to keep you alive? La la la la la, warm it up. La la la la la, my baby's waiting. You don't know fear until you've stuck your nipple inside your teething baby's mouth. Hey, there's nothing to see here buddy. Keep your eyes on the road a$$hole. Oh I've got a second one if you're thirsty too. Can we not pull my hair? Oh really? I haven't done anything wrong, we're driving like five miles an hour. I didn't want your milk to spill. Oh sorry, oh, I'm squirting him in the eye. Here's your coffee. Oh, we're out of milk? Oh, I got ya! No, noooo. He's hungry, we need to pull over. Let go of my favorite necklace. Please, please, Please. Oh hey Gretchen! That's a weird look. Oh he'll be done in a minute if you're hungry. Okay that's what I thought. Right boob, I'm proud of you. Left boob, you're a lazy good-for-nothing boobie. You good? These bags are sacred. Liquid gold. You must protect them with everything we have. Why are you speaking with an English accent? I don't know, it just felt right. Of course he's hungry, Stephen. He hasn't eaten in ten minutes. He just pooed, I just heard him poo. He just pooed. While he's eating. No shame. Oh jeez, no no no that's bad. Kay babe off to work. He's eating. Now, he's sleeping. Now, he's eating. Hi officer, how are ya? License and registration. I'm sorry there isn't enough for you too. You're on diaper duty. I don't wanna do it. I'm boobie duty, you're booty duty .I'm boobie duty, you're booty duty. You get the good end. Oh sweet Jesus. Milk. Titties. Milk and titties. Milk, milk, tittie, titties, milk and titties. Big milky boobies. They think they's the shit. These bags are sacred. Liquid gold. We must protect them with everything we have. Why are you speaking in an english accent? Oh it's cold! Ok one more. These bags are sacred. Come around to the back of the car. My breast milk brings all the boys to the yard and they're like it's better than yours, damn right it's better than yours, I could pump for but I have to... I know you want it.